June 23, 2012

Ms. Suzanne Hayes
Assistant Director
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	Response to comment letter dated July 19, 2012

Dear Ms. Hayes:

Per our conversation today, July 23, 2012, we will file our response to your comment letter dated July 19, 2012 on or before August 16, 2012.

On behalf of the Company, I acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Jennifer C. Ackart

Jennifer C. Ackart
Senior Vice President and Controller (Principal Accounting Officer)
Raymond James Financial, Inc.